EXHIBIT 11

                        COMPUTATION OF BASIC AND DILUTED
                               EARNINGS PER SHARE
                                   (UNAUDITED)

                                                            For Quarter Ended
                                                  -------------------------------------

                                                  March 31, 2001         March 31, 2000
                                                  --------------         --------------
Number of shares on which basic
  earnings per share is calculated:

Average outstanding during period                  1,740,873,107          1,777,186,830

Add - Incremental shares under stock
  compensation plans                                  37,845,105             52,450,724

Add - Incremental shares associated
  with put options                                         8,792                     --

Add - Incremental shares associated
  with contingently issuable shares                    2,522,946                372,842
                                                  --------------         --------------

Number of shares on which diluted
  earnings per share is calculated                 1,781,249,950          1,830,010,396
                                                  ==============         ==============

Net income applicable to common
  shareholders (millions)                         $        1,745         $        1,514

Add - net income applicable to
  contingently issuable shares (millions)                      2                     --
                                                  --------------         --------------
Net income on which diluted earnings
  per share is calculated (millions)              $        1,747         $        1,514
                                                  ==============         ==============

Earnings per share of common stock:

  Assuming dilution                               $         0.98         $         0.83

  Basic                                           $         1.00         $         0.85

      Stock options to purchase 75,529,995 shares and 23,695,194 shares were outstanding as of March 31, 2001 and 2000, respectively, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would have been antidilutive. In addition, 2,642,542 restricted stock units in the first quarter of 2000 relating to the company's Long Term Performance Plan were not included in the computation of diluted earnings per share as their effect would have been antidilutive. Net income applicable to common shareholders excludes preferred stock dividends of $5 million for the three months ended March 31, 2001 and 2000.


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